UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated May 10, 2023

ICL Group Ltd.

Notice of 2023 Annual General Meeting of Shareholders

March 27, 2023

Impact for a sustainable future

www.icl-group.com

DEAR SHAREHOLDER,

You are cordially invited to attend ICL Group Ltd.’s 2023 Annual General Meeting on Wednesday, May 10, 2023,
at 10 a.m. (Israel Time). The notice of the meeting, as well as items of business and voting instructions, are included in this document.

For 2022, ICL delivered record sales of more than $10 billion, net income of $2.2 billion and adjusted EBITDA of more than $4 billion. These results exceeded our initial guidance, which we raised each quarter. All three of our specialties solutions businesses – Industrial Products, Phosphate Specialties and Growing Solutions – delivered record performance in 2022, as we benefitted from the results of our long-term strategy and saw very significant commodity upside.

In addition to our record annual sales, net income and adjusted EBITDA achievements, we saw record annual production of more than 4 million tons of potash at the Dead Sea. We also delivered record cash flow from operations of more than $2 billion, which was up 90% from last year and free cash flow for the year of $1.3 billion, which was up more than 180%. Operating cash flow of more than $2 billion was up 90% versus the prior year. Diluted EPS of $1.67 was up 178%, adjusted diluted EPS of $1.82 was up more than 180%, in 2022. We also delivered cash directly to our shareholders, as we declared $1.2 billion in dividends, or $0.91 per share for 2022.

Clearly, 2022 was a remarkable and somewhat abnormal year, just as 2020 was during COVID-19. While we appreciate the good fortune we experienced, we remain focused on our long-term transformation. We believe our growth trajectory going forward, especially for our specialties businesses, will be more in-line with longer-term trends.

While we do not have control over commodity markets and prices, we do know our specialties solutions provide us with a level of normalcy – amidst commodity markets volatility. This is a benefit of our strategy, and we look forward to delivering stable and consistent growth over the long term, by executing against our recently presented five-year plan.

Sustainability remains a critical part of our future and our overall mission. I am very pleased to report we have seen continued significant improvement in several areas, including new innovative solutions for food security and energy storage challenges. Since 2018, we have achieved a cumulative 18% reduction in our greenhouse gas (GHG) emissions (scope 1&2) – ahead of our stated target calling for a 30% reduction by 2030. We also recently announced we will be setting a decarbonization plan in accordance with the Science Based Targets initiative (SBTi).

We continue to strive to be an employer of choice and are pleased with improved rankings and employee survey results. On safety, our incident rate went down again in 2022, for the fourth straight year in a row. The percentage of women in senior leadership has grown to 23% in 2022, from 7% in 2018. Additionally, we are pleased we were able to share our record year with our communities, as we contributed record employee volunteering hours and nearly $15 million – an increase of more than 80%.

Throughout 2022, we navigated through global uncertainty, supply chain challenges and cost inflation, while simultaneously focusing on operating efficiency and productivity, introducing new innovative products, and delivering value to all our stakeholders.

In 2023, we will remain focused on executing against our five-year plan, leveraging new opportunities in our specialties businesses, with consistent cost discipline, and resolve to deliver innovative and sustainable solutions to our customers around the world.

We thank you for your ongoing support of ICL.

Sincerely yours, Raviv Zoller CEO and President

NOTICE OF MEETING

The 2023 Annual General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd.

(the “Company”) will be held:

At the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel and virtually via Zoom at https://icl-group.zoom.us/j/8438 9059700?pwd=UVV6VmNFKzEyNjFubmxpUmwxWDVsdz09

When:

Wednesday, May 10, 2023

10:00 a.m. (Israel time)

ITEMS OF BUSINESS

The following items of business will be covered, as more fully described in the accompanying proxy statement:

1. Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin and Michal Silverberg to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

2. Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and

3. Present and discuss our audited financial statements for the year ended December 31, 2022.

WHO HAS THE RIGHT TO RECEIVE NOTICE AND VOTE

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on April 10, 2023 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 10, 2023, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.

YOUR VOTE IS IMPORTANT

The accompanying proxy statement includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary, together with a proof of ownership (“ishur baalut”), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us an ishur baalut, as of the Record Date, issued by that member of the TASE.

ADDITIONAL INFORMATION

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchanged Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://www.maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844400). Our company’s representative is Aya Landman, VP, Chief Compliance Officer & Corporate Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

By Order of the Board of Directors,

Aya Landman, Adv.

VP, Chief Compliance Officer & Corporate Secretary

March 27, 2023

ICL GROUP LTD.

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” “ICL,” “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Meeting, or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, May 10, 2023, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel and via Zoom (meeting URL: https://icl-group.zoom.us/j/84389059700?pwd=UVV6VmNFKzEyNjFubmxpUmwxWDVsdz09). If you participate in the meeting via Zoom, we recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts.

DICLAIMER AND SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This proxy statement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Whenever words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 28, 2023 (the “2022 Annual Report”), and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (“SEC”). Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2022 Annual Report. Forward looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

Non-GAAP Financial Measures: Included in this proxy statement are non-GAAP financial measures, such as EBITDA, margin EBITDA, adjusted EBITDA, segment EBITDA and net debt to EBITDA, which were designed to complement the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to page 38 of this proxy statement for additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this proxy statement to the most directly comparable financial measures prepared in accordance with IFRS.

EXECUTIVE SUMMARY

This summary highlights certain information that you should consider before voting on the proposals to be presented at the 2023 Annual Meeting of Shareholders of the Company. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement and our 2022 Annual Report carefully before voting.

THE 2023 ANNUAL MEETING OF SHAREHOLDERS

DATE: May 10, 2023

TIME: 10:00 a.m. Israel Time

VIRTUAL MEETING: https://icl-group.zoom.us/j/84389059700?pwd=UVV6VmNFKzEyNjFubmxpUmwxWDVsdz09 RECORD DATE: April 10, 2023

WHERE TO FIND INFORMATION

CORPORATE WEBSITE: www.icl-group.com

INVESTOR WEBSITE: https://investors.icl-group.com

2022 ANNUAL REPORT: https://investors.icl-group.com/reports-news-and-events

VOTING MATTERS AND BOARD OF DIRECTOR RECOMMENDATIONS

PROPOSAL	BOARD RECOMMENDATION	PAGE
Election of nine directors	FOR each director	35
Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor	FOR	35

EXECUTING OUR STRATEGY

In 2023, ICL will remain focused on executing against our five-year plan, leveraging new opportunities in our specialties businesses, with consistent cost discipline, and resolve to deliver innovative and sustainable solutions to our customers around the world. This is in line with our strategy to be leaders in specialty/downstream businesses based on our unique mineral resources, customer relationships, and technological ingenuity, as we optimize the commodity value of our resources.

TARGETING GLOBAL LEADERSHIP ACROSS SPECIALTIES BUSINESSES expanding long-term specialties focus & increasing capacity to enable growth in specialties	CONTINUING OUR SUSTAINABILITY JOURNEY: MAKING AN IMPACT BASED ON SUSTAINABILITY CHALLENGES Committing to SBTi and additional challenging ESG KPI’s, as well as driving ICL’s diversity and inclusion

EXPANDING ICL’S INNOVATION ECOSYSTEM (ICL DNA) Investing in R&D to innovate and expand our specialty product portfolio	DRIVE COLLABORATION AND PARTNERSHIPS TO BENEFIT ALL OUR STAKEHOLDERS Maintaining focus on long-term customer relationships and a sustainable supply chain
OPTIMIZE CAPITAL MANAGEMENT Continued focus on cash generation, and generating returns to our shareholders while capitalizing on business expansion opportunities, based on a strong balance sheet

BUSINESS DEVELOPMENTS DURING 2022

▪
ICL achieved record sales in 2022 of more than $10 billion, net income of $2.2 billion and record adjusted EBITDA of more than $4 billion. All three specialties solutions businesses – Industrial Products, Phosphate Specialties (part of Phosphate Solutions) and Growing Solutions (formerly Innovative Ag Solutions) – delivered record performance in 2022. Operating cash flow of more than $2 billion was up 90% versus the prior year. Diluted EPS of $1.67 was up 178%, adjusted diluted EPS of $1.82 was up more than 180% in 2022. ICL also delivered cash directly to its shareholders, as it declared $1.2 billion in dividends and $0.91 per share for 2022.

▪
Sustainability remains a critical part of ICL’s future and overall mission. On March 16, 2023, the Science Based Targets initiative (SBTi) officially confirmed ICL’s commitment to setting a decarbonization plan in accordance with SBTi. In its 2021 Corporate Responsibility (ESG) report, released in May of 2022, ICL committed to becoming carbon neutral by 2050 (Scope 1 and Scope 2 emissions). The Company’s sustainability goals include a 30% reduction in absolute Scope 1 and Scope 2 greenhouse gas emissions and a call for renewable energy to represent 50% of total energy consumption by 2040 each compared to a 2018 baseline. These targets will be adjusted to reflect our SBTi commitment. Since 2018, ICL has achieved an 18% reduction in Scope 1 and Scope 2 GHG emissions. Additionally, ICL published a Task Force on Climate-Related Financials Disclosures as part of 2022 Annual Report, for the second time. From a safety perspective, ICL’s incident rate continued its downward trend in 2022, for the fourth straight year in a row.[1]

▪
In October 2022, ICL announced that it plans to build a lithium iron phosphate (“LFP”) cathode active material manufacturing plant in St. Louis, Missouri. This is expected to be the first large-scale LFP material manufacturing plant in the United States and will contribute to developing a sustainable supply chain for energy storage. The Company was awarded $197 million from the U.S. Department of Energy (“DOE”) by way of a Bipartisan Infrastructure Law. The plant is expected to be operational by the end of 2024 and will produce high-quality LFP material for the global lithium battery industry using, primarily, a domestic supply chain. The LFP plant represents a significant expansion of ICL’s energy storage portfolio and demonstrates the Company’s commitment to developing high-quality specialty products to make an impact on global sustainability challenges.

▪	Over the past four years, ICL has increased the percentage of women in senior leadership, growing to 23% in 2022 from 7% in 2018. ICL was also included in Bloomberg’s 2022 Gender Equality Index (GEI) for the fourth consecutive year in a row. Additionally, in 2022 ICL invested nearly $15 million in its communities, which was an increase of more than 80% from the prior year.

▪
In October of 2022, the Company announced its five-year targets at an investor day. ICL targets its Industrial Products, Phosphate Specialties and Growing Solutions to deliver more than $2 billion of EBITDA by 2027. This amount would reflect growth of more than 100% over 2021 and result in a 16% CAGR.

2022 FINANCIAL PERFORMANCE
US$M ex. per share	FY’21	FY’22
Sales	$6,955	$10,015
Net income, attributable	$783	$2,159
Adjusted net income, attributable	$824	$2,350
Diluted EPS	$0.60	$1.67
Adjusted diluted EPS	$0.64	$1.82
Adjusted EBITDA	$1,687	$4,007

2022 NON-FINANCIAL PERFORMANCE
US$M ex. per share	FY’21	FY’22
GHG Emissions	2,538	2,407
Incident Rate	0.77	0.62
Percent of women in senior leadership	21%	23%
Community investment	$8.0	$14.5

1.	The Incident Rate index measures the number of Company employees’ LWDC per year * 200,000, divided by the number of employee labor hours worked. LWDC = Lost Working Days Cases, above 1-day of absence.

ENVIRONMENT, SOCIAL AND GOVERNANCE

We are committed to creating responsible solutions to humanity’s sustainability challenges in the global food, agriculture, and industrial products markets.

We focus on developing sustainable solutions that increase ICL’s positive global impact through its existing and new products. The sustainable solutions that we offer are interlinked with the challenges that humanity is facing, such as providing food security (SDG 2 -Zero Hunger). Our Research, Development and Innovation department (RD&I) uses the UN Sustainable Development Goals (SDGs) as guiding principles in its RD&I activities.

As part of its commitment for sustainable development, ICL combines environmental, health and safety criteria with commercial and operational considerations when developing new products. Potential products are rigorously tested using an internal Sustainability Index for product development. We also developed a data-driven Impact Assessment Tool for all RD&I projects, to support ICL’s actions on tackling climate change, advancing food security, sustainable agriculture, and contributions to human health, safety and wellbeing. This strategy component is part of our positive impact product development processes, and we are also implementing circular economy and biomimicry concepts to reduce our environmental impact.

As an essential player in the global food supply chain, our goal is to contribute to the effort to achieve Zero Hunger (SDG 2). Our fertilizers enable the agricultural production of food equivalent approximately to the annual consumption of over 150 million people globally, thereby enhancing food security across the globe.

2022 ESG ACHIEVEMENTS AND HIGHLIGHTS

▪	Achieved an 18% reduction in GHG emissions (since 2018) – ahead of our stated target calling for a 30% reduction by 2030 (before adjusting our target to SBTi)
▪	First to launch a biodegradable coating solution for controlled release fertilizers
▪	Awarded a DOE grant for an LFP cathode material plant in the U.S.
▪	New biological biostimulants – created a robust pipeline of advanced solutions
▪	Agmatix digital tools were developed to increase crop yields – ICLeaf and Crop Advisor
▪	Developed the FruitMag solution- a natural offering for post-harvest protection
▪	Early adopter of UN Global Compact – committed to the 10 principles and 17 SDGs
▪	Invested in food tech and ag tech startups creating innovation through collaboration
▪	Transition of ICL sites in North America to renewable energy
▪	Transition of the Rotem site from oil shale to natural gas

2022 ESG ENGAGEMENTS AND RECOGNITIONS

▪	First to obtain EU FPR certification for fertilizer products in Europe – industry qualification for Green Factory
▪	ICL was included in Bloomberg’s 2022 Gender-Equality Index (GEI)
▪	Philanthropy Award for charitable contributions by the St. Louis Business Journal
▪	YPH China was granted the Green Mine certification (ranked AAAAA) for excellence in mine planning, operations, and mine remediation
▪	ICL Iberia was awarded the 2022 Green Leaf Award by IFA, recognizing environmental excellence for underground mining
▪	MAALA Highest Platinum+ ranking for corporate responsibility for 4 consecutive years
▪	‘Entropy Corporate Governance’, upgraded the Company’s corporate governance rating, from a rating of Reasonable+ to a rating of “Advanced”
▪	ICL Brazil was awarded the “Integrity Seal” by the Brazilian Ministry of Agriculture, for the fourth consecutive year in a row
▪	ICL Growing Solutions India was awarded the Prestigious Brands of Asia Awards 2022-23 in the category of Specialty Fertilizers
▪	EcoVadis Gold Medal- World’s most trusted business sustainability rating
▪	Bloomberg ESG Index Industry leading member for 4 straight years (in 2023 included for the 5th year)
▪	Second year of TCFD/SASB Disclosures
▪	Sustainability Linked Loan Achieved first year targets (GHG emissions reduction, Tfs, % of women in senior leadership).
▪	Employer of choice, accolades in Israel, Brazil and St. Louis

CORPORATE GOVERNANCE HIGHLIGHTS

A strong corporate governance framework ensures the interests of our stakeholders are at the center of every decision we make. Our practices not only meet the requirements of regulatory authorities, but also stand up to the highest ethical standards. The Board of Directors oversees the management of ICL’s business. Our governance systems include policies and processes that define the roles and responsibilities of our Board, along with the Senior Management team. Highlights of those practices and policies are presented below.

▪
BOARD OF DIRECTORS ELECTIONS At each annual meeting of shareholders of ICL, each director, who is not an ‘external director’ under Israeli law, is elected to hold office for a one-year term expiring at the next annual meeting of shareholders of ICL.

▪
EXTERNAL & INDEPENDENT DIRECTORS As an Israeli publicly traded company, we are required by the Israeli Companies Law, 1999 (the “Companies Law”), to have at least two external directors serving on our board of directors. Such external directors must be completely independent, unaffiliated with the Company or the controlling shareholder. External directors are elected, by law, for a period of three consecutive years, to preserve their complete independence. In addition, 5 of our other directors (who are not external directors) are independent under the Companies Law or the NYSE rules. In total, 7 of our directors are independent. All the members of our Audit & Accounting, and HR & Compensation Committees are independent under the Companies Law and the NYSE rules.

▪	% OF INDEPENDENT DIRECTORS Assuming all of the director nominees are elected at this Annual General Meeting of Shareholders, 7 out of 11 of our directors (64%) will be independent.

▪	BOARD GENDER DIVERSITY Assuming all of the director nominees are elected at this Annual General Meeting of Shareholders, our board of directors will include 36% female representation (4 out of 11).

▪	ANNUAL BOARD OF DIRECTORS EVALUATIONS Annual self-evaluations are conducted by our Board of Directors.

▪
NEW DIRECTORS ON-BOARDING & DIRECTORS’ TRAININGS The Company has a tailored and a robust onboarding program for new directors, aimed to familiarize the new directors with key topics. The program is formalized and tailored with consideration to the unique backgrounds, experiences and expected committee responsibilities of each new director.

▪	CLIMATE, SUSTAINABILITY & COMMUNITY ENGAGEMENT We are dedicated to protecting our employees, the environment, and the communities in which we operate. These activities are governed by our Climate, Sustainability & Community Relations committee (the “CSC Committee”). Our CSC Committee, chaired by Dr. Miriam Haran, a seasoned environmental expert, oversees ICL’s: (1) climate, sustainability, safety, environment, and water management related risks an opportunities, targets, policies and programs; (2) community outreach programs, public relations & advocacy, and (3) diversity and inclusion aspects in the Company.

DIRECTOR NOMINEES

The table below shows summary information about each nominee for election as a director at this Annual Meeting of Shareholders, as well as our external directors. Each director nominee is elected by a majority of the votes cast and, if elected, will serve for a term that expires at the 2024 Annual Meeting of Shareholders.

NOMINEE FOR ELECTION AS DIRECTOR	AGE	DIRECTOR SINCE	INDEPENDENT		COMMITTEE MEMBERSHIP
			UNDER THE COMPANIES LAW	UNDER THE NYSE RULES	A&A	COMP	CSC	FIN
Yoav Doppelt (chairman of the Board)	54	December 2018 and as CoB since July 2019	(*)
Aviad Kaufman	52	March 2014	(*)					o
Avisar Paz	66	April 2001	(*)					o
Lior Reitblatt	65	November 2017	v	v	o	o
Reem Aminoach	61	March 2017	(**)	v			o
Sagi Kabla	46	February 2016	(*)				o	▪
Tzipi Ozer Armon	57	January 2020	v	v
Gadi Lesin	55	March 2021	v	v	o		o
Michal Silverberg	46	July 2022	(**)	v
Our External Directors (not standing for reelection at the AGM)
Dr. Miriam Haran	73	July 2021	v	v		▪	▪
Dafna Gruber	57	January 2022	v	v	▪	o		o

(*)
Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla and Avisar Paz are not considered independent directors under the Companies Law and NYSE rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

(**)	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

A&A – Audit & Accounting Committee	CSC – Climate, Sustainability & Community Relations Committee	▪ Committee Chair
Comp. – HR & Compensation Committee	Fin – Financing Committee	○ Committee Member

DIRECTOR NOMINEE COMPOSITION HIGHLIGHTS

The Board of Directors considers the qualifications of each director candidate and the overall composition of the Board. We are committed to diversity and a balance of tenure that brings experience as well as new perspectives to Board deliberations.

DIVERSITY OF DIRECTOR NOMINEES	TENURE OF INDEPENDENT DIRECTOR NOMINEES
(percentage reflects diversity of gender)

EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program’s total direct compensation includes traditional base salary, with additional guaranteed salary items such as: social benefits, social and related provisions, Company car and reimbursement of telephone expenses, short-term incentives tied to financial, operational, and strategic performance and long-term incentives linked to share price performance.

2022 PAY MIX

The following charts illustrate the mix of the fixed compensation (base salary and guaranteed compensation items), as well as the short- and long-term incentive compensation that comprised the 2022 total direct compensation for Mr. Zoller and the average total direct compensation for the other 5-top earning executive officers as a group, represented by each compensation component.

2022 CEO PAY MIX	2022 5-TOP EXECUTIVE EARNERS PAY MIX

(*) For details regarding the compensation terms of the Company’s 5-top earners, see the Executive Compensation item in Section Two below. The above pay mix does not include the pay data of Mrs. Anat Tal Ktalav, who was killed in a tragic car accident on July 28, 2022.

COMPENSATION PRACTICES AND POLICIES

As an Israeli public company, we are required to adopt a compensation policy for Office Holders, as such term is defined in the Companies Law, once every three years. Our current Compensation Policy, which reflects our executive compensation philosophy and creates a coherent system of rules and principles for compensation and incentives for these executives, was approved in 2022 by our HR & Compensation Committee, Board of Directors and our shareholders by a special majority, in that order.

What we do?

✓ A majority of the targeted total direct compensation is at-risk and tied to performance

✓ We maintain an appropriate balance between short-term and long-term compensation to provide appropriate balance between short- and long-term decision making and discourage excessive risk taking

✓ Our executive compensation is governed by a strict compensation policy, approved by our shareholders by a special majority once every three years

✓ Our HR & Compensation Committee is an independent committee, comprised of independent directors only

✓ Our Compensation Policy includes a claw back provision that is applicable to variable compensation

What we don’t do?

× We do not award uncapped incentives that could contribute to excessive risk taking

× We do not reprice options under our equity plan

× We do not enter into executive employment agreements without an ability to terminate the agreement within a framed time cap

TABLE OF CONTENTS

SECTION ONE – VOTING INFORMATION
13	VOTING SHARES
13	WHO CAN VOTE
13	OUTSTANDING ORDINARY SHARES
13	PRINCIPAL SHAREHOLDERS
14	QUORUM
15	VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS
15	ADDITIONAL INFORMATION
15	HOW YOU CAN VOTE
16	CHANGE OR REVOCATION OF PROXY
16	PROXIES
16	SOLICITATION OF PROXIES
16	OTHER INFORMATION
16	ADDITIONAL INFORMATION
16	DATE OF INFORMATION

SECTION TWO – ESG & CORPORATE GOVERNANCE
17	ESG STRATEGY
17	SUSTAINABILITY GOALS
18	EXECUTIVE COMPENSATION
18	DIRECTORS COMPENSATION
18	NON-EXECUTIVE DIRECTORS
18	CASH COMPENSATION AND FEES
19	2022 SUMMARY OF DIRECTORS COMPENSATION
20	EXECUTIVE CHAIRMAN OF THE BOARD’S COMPENSATION
20	EQUITY (LTI) GRANT TO THE EXECUTIVE CHAIRMAN OF THE BOARD
21	SENIOR MANAGEMENT COMPENSATION
21	OUR COMPENSATION PHILOSOPHY
23	SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT
24	THE CEO’S STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY
24	CHAIRMAN OF THE BOARD (CoB) STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY
25	EXECUTIVE OFFICERS STI REQUIREMENTS, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY
25	FIVE-HIGHEST EARNERS STI PAYOUT IN 2022
25	CORPORATE GOVERNANCE HIGHLIGHTS

SECTION THREE - BOARD OF DIRECTORS
26	BOARD OF DIRECTORS COMPOSITION
27	KEY INFORMATION ABOUT OUR BOARD
27	BOARD OF DIRECTORS SKILLS MATRIX
27	BOARD OF DIRECTORS BIOGRAPHY
30	EXTERNAL DIRECTORS
31	BOARD EFFECTIVENESS REVIEW
32	NEW DIRECTOR ON-BOARDING & DIRECTOR’S TRAININGS
33	BOARD COMMITTEES
34	BOARD AND COMMITTEES’ MEETINGS ATTENDANCE IN 2022

SECTION FOUR – BUSINESS OF THE MEETING
35	MATTERS TO BE VOTED ON
35	ELECTION OF DIRECTORS
35	RE-APPOINTMENT OF AUDITOR
36	FINANCIAL STATEMENTS
36	SHAREHOLDERS PROPOSALS
36	POSITIONS STATEMENTS
36	OTHER BUSINESS
37	Appendix – Full Year 2022 Reconciliation tables

SECTION ONE

– VOTING INFORMATION

VOTING SHARES

WHO CAN VOTE

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on April 10, 2023 (“Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 10, 2023, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the TASE on that date. See below “How You Can Vote.”

OUTSTANDING ORDINARY SHARES

There were 1,313,845,906 Ordinary Shares outstanding on March 23, 2023.

PRINCIPAL SHAREHOLDERS

The following table presents as of March 23, 2023 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the SEC, by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings. The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

SHAREHOLDER	ORDINARY SHARES NUMBER	BENEFICIALLY OWNED (1) PERCENTAGE
Israel Corporation Ltd.(2)	567,012,091	43.98%
Migdal Insurance & Financial Holdings Ltd.(3)	74,444,699	5.77%
Harel Insurance Investments & Financial Services Ltd. (4)	69,049,335	5.40%
Altshuler Shaham Ltd. (5)	64,691,142	5.00%

1.	The percentages shown are based on 1,289,256,070 Ordinary Shares issued and outstanding as of March 23, 2023 (after excluding shares held by us or our subsidiaries).

2.
Israel Corp. is a public company listed for trading on the Tel Aviv Stock Exchange (TASE). Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. (“Millenium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp., for purposes of the Israeli Securities Law (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). Millenium holds approximately 44.44% of the share capital in Israel Corp., which holds as of December 31, 2022 approximately 43.98% of the voting rights and approximately 43.16% of the issued share capital, of the Company. To the best of Israel Corp.’s knowledge, Millenium is held by Mashat (Investments) Ltd. (“Mashat”) and by XT Investments Ltd. (“XT Investments”), with 84.73% and 15.27% holding rates in the issued share capital, respectively. Mashat is wholly owned by Ansonia Holdings Singapore B.V. (“Ansonia”). Ansonia is a wholly owned subsidiary of Jelany Corporation N.V., which is wholly owned by Court Investments Ltd. (“Court”). Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. XT Investments is wholly owned by XT Holdings Ltd. (“XT Holdings”). To the best of Israel Corp.’s knowledge, ordinary shares of XT Holdings are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd. (“Lynav”), which is controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. Lynav also holds directly 1.25% of the issued share capital of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the issued share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the issued share capital of Israel Corp.

Ofer is the beneficiary. Mr. Ehud Angel holds, among other things, a special share that grants him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. Lynav also holds directly 1.25% of the issued share capital of Israel Corp. In addition, Kirby Enterprises Inc., which is to the best of Israel Corp.’s knowledge, indirectly held by the same trust that holds Mashat, in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the issued share capital of Israel Corp. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the issued share capital of Israel Corp.

3.	Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on January 26, 2023. According to the Schedule 13G, of the 74,444,699 Ordinary Shares reported as beneficially owned by Migdal (i) 74,444,699 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,931,481 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) none are beneficially held for their own account (Nostro account).

4.	Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”), with the SEC on January 17, 2023. According to the Schedule 13G/A, of the 69,049,335 Ordinary Shares reported as beneficially owned by Harel (i) 65,354,709 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 2,066,576 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 1,628,576 Ordinary Shares are beneficially held for its own account.

5.	Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. (“Altshuler”), with the SEC on January 16, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majority-owned subsidiary of Altshuler, (ii) 3,378,702 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lack authority with respect to the voting of all of such Ordinary Shares.

QUORUM

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to May 10, 2023, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of each of the proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

ADDITIONAL INFORMATION

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the SEC at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://www.maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844400). Our company’s representative is Aya Landman, VP, Chief Compliance Officer & Corporate Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

HOW YOU CAN VOTE

How you vote depends on whether you are shareholder of record, shareholder in “street name” or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book-entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in “street name” if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded in TASE if your shares are held through a member of the TASE.

SHAREHOLDER OF RECORD

You may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (I.e., 10 A.M. (Israel time) on Monday, May 8, 2023), unless a shorter period is determined by the chairman of the Meeting.

SHAREHOLDER IN “STREET NAME”

Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

HOLDER OF SHARES TRADED ON TASE

You should deliver or mail (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the ISA, to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary, together with an ishur baalut, as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us an ishur baalut, as of the Record Date, issued by that member of the TASE.

CHANGE OR REVOCATION OF PROXY

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

PROXIES

SOLICITATION OF PROXIES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about April 11, 2023, and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OTHER INFORMATION

ADDITIONAL INFORMATION

Financial and other information about the Company is available under ICL’s profile on the SEC website at www.sec.gov and the Israel Securities Authority’s website at http://www.magna.isa.gov.il, as well as via the “Investor” section of our Company’s website, www.icl-group.com.

In addition, any shareholder who would like to receive a copy of our 2022 Annual Report may do so free of charge by contacting our registered head office at the following address:

ICL Group Ltd.

Millennium Tower, 23 Aranha Street, 22nd Floor,

Attention: Aya Landman, VP, Chief Compliance Officer & Corporate Secretary

Tel: +972-3-6844197

Email: Aya.Landman@icl-group.com

Any documents referred to in this proxy statement, and any information or documents available on the SEC, Magna or any other website including our own, are not incorporated by reference into this proxy statement unless otherwise specified.

DATE OF INFORMATION

The information contained in this proxy statement is given as of March 23, 2023, unless otherwise specified.

SECTION TWO

– ESG & CORPORATE GOVERNANCE

ESG STRATEGY

As a leading global specialty minerals company, ICL is committed to creating impactful solutions for humanity’s sustainability challenges, by leveraging our unique resources and technological ingenuity. We are committed to the UN’s Sustainable Development Goals. Additionally, ICL is committed to developing and implementing a comprehensive Environmental, Social and Governance (ESG) strategy by integrating responsible and sustainable considerations in the conduct of our business activities, including in the manufacture and sale of our products. For further details regarding our ESG strategy, see the 2022 Annual Report.

ICL’s Board of Directors and senior management adjust the Company’s climate strategy in order to align with the aims of the Paris Agreement. As we continue our journey towards a more sustainable future, on March 16, 2023, the Science Based Targets initiative (SBTi) officially confirmed ICL’s commitment to setting a decarbonization plan in accordance with SBTi. In its 2021 Corporate Responsibility (ESG) report, released in May of 2022, ICL committed to becoming carbon neutral by 2050 (Scope 1 and Scope 2 emissions). The Company’s sustainability goals include a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions and a call for renewable energy to represent 50% of total energy consumption by 2040, each compared to a 2018 baseline. These targets will be adjusted to reflect our SBTi commitment. Since 2018, ICL has achieved an 18% reduction in Scope 1 and Scope 2 GHG emissions. For more information regarding ICL’s ESG strategy, See ICL’s 2021 ESG virtual report at www.icl-group-sustainability.com and the 2022 Annual Report.

The growing sustainability challenges of the world have led ICL to declare 2022 as the “Year of Sustainability”. We recognize that if we truly want to make an impact on a sustainable future, we must make key transformations through ambitious commitments that will drive a systematic and measurable change. During the “Year of Sustainability” we focused on various aspects of ESG, and aligned our values with our mission.

SUSTAINABILITY GOALS

GREENHOUSE GAS EMISSION

Absolute GHG emissions scope 1, 2, reduction of 30%* by 2030 (vs. a 2018 baseline) and becoming carbon neutral by 2050 with respect to Scope 1 and 2 emissions

* GHG reduction targets for 2030 will be adjusted to reflect the ambitious targets within our SBTi decarbonization plan

GREEN PRODUCTS Annual increase in sales quantities from sustainable products
PRODUCT CARBON FOOTPRINT Increase validated products with carbon footprint

RENEWABLE ENERGY USAGE Increasing the share of renewable energy consumption to 50% by 2040 (2018 as the baseline)	EMPLOYEE RESPONSIBILITY Promoting personal environmental responsibility and volunteering among our employees

WASTE REDUCTION Annual target of 3% of hazardous waste reduction and 2% of waste to landfill (Haz & Non Haz) reduction	ACHIEVE AND SUSTAIN MARKET LEADERSHIP Maintaining and improving our rankings in sustainability and ESG indexes

WATER SAVING Annual target of 4% savings in freshwater and 2% savings in low quality water	WOMEN IN SENIOR MANAGEMENT Women to hold at least 25% of senior management roles, by the end of 2024

SUSTAINABLE PROCUREMENT Promoting Sustainable Procurement as part of the TfS initiative with an annual target of 600 TfS validated suppliers	SOCIAL RESPONSIBILITY AND COMMUNITIES Supporting communities by contributing 1% of income to social responsibility goals and community initiatives

SAFETY Annual target of 2% improvement in IR

The above sustainability goals constitute, by their nature, forward-looking information, which is based on our leadership team’s beliefs and assumptions and on information currently available to them with respect to our ESG performance and outlook. Such statements are subject to risks and uncertainties, and our ability to achieve these or any other ESG and climate-change related goals or targets is subject to numerous factors and conditions, many of which are outside our control, including those discussed in the “Risk Factors” section and elsewhere in the 2022 Annual Report and in subsequent filings with the TASE and/or the SEC. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, the availability of suppliers that can meet our sustainability and other standards and the emissions performance of others in our value chain.

EXECUTIVE COMPENSATION

DIRECTORS COMPENSATION

The approval of our director’s compensation is governed by Israeli law. Under the Companies Law, compensation of directors generally requires the approval of the Company’s HR & Compensation Committee, the Board of Directors and the shareholders, in that order. Generally, the approval of the HR & Compensation Committee and the Board of Directors must be in accordance with the Company’s compensation policy, except in special circumstances and subject to certain conditions, in which case the shareholder approval must be by a special majority.

NON-EXECUTIVE DIRECTORS

Effective as of July 1, 2022, each of our non-executive directors (including our external directors, within the meaning of the Companies Law) are compensated in accordance with the regulations promulgated under the Companies Law governing the compensation of external directors (the “Compensation Regulations”). The Compensation Regulations set minimum and maximum amounts of cash compensation (an annual fee and per meeting fees), depending on the Company’s shareholders’ equity. Generally, shareholder approval is not required for director compensation payable in cash (annual and per meeting fees) up to the maximum amounts set forth in Compensation Regulations.

Until July 1, 2022, directors who are office holders of Israel Corp. (other than our Executive Chairman of the Board, Mr. Yoav Doppelt), namely, Aviad Kaufman and Sagi Kabla, did not receive compensation from the Company for their services as Company directors; instead, their fees were included in the annual management fees we paid to Israel Corp. pursuant to the management services agreement with Israel Corp. that was approved by our shareholders effective as of January 1, 2021, for a three year term until December 31, 2023 (the “Management Agreement”).

The Management Agreement was terminated as of July 1, 2022, following which Mr. Kaufman and Mr. Kabla began to be paid the same director cash compensation as our non-executive directors, described below. Mr. Kabla, Israel Corp.’s Chief Financial Officer, has requested that his director cash compensation be either assigned and paid directly to Israel Corp. or paid directly to him, as instructed by Israel Corp.

CASH COMPENSATION AND FEES

The per meeting fees vary in accordance with the qualification of the non-executive directors, depending on whether the director is qualified as an “Expert Director” under the Compensation Regulations. The fees are currently as follows:

	EXPERT DIRECTORS	NON-EXPERT DIRECTOR
	US$ THOUSANDS
Fixed Annual Fee	45,000
Per Meeting Fee	1,690	1,265

In March 2022, a temporary amendment to the Compensation Regulations was adopted, allowing boards of directors to adopt criteria for purposes of classifying the participation of directors in meetings held electronically as attendance in person for purposes of the payment of per meeting fees, during such period that a “public health emergency situation” has been declared due to the COVID-19 pandemic. Accordingly, on May 25, 2022, the Company’s Board of Directors adopted such criteria.

The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company’s Compensation Policy and the Compensation Regulations. Our Board members also benefit from directors’ and officers’ liability insurance and indemnification and exemption arrangements entered into with them. For further information, see “Item 6 – Directors, Senior Management and Employees – C. Board Practices – Insurance and Indemnification” in the 2022 Annual Report.

2022 SUMMARY OF DIRECTORS COMPENSATION

The aggregate compensation paid by us to our non-executive directors for the year ended December 31, 2022, was approximately $824,000. This amount includes annual and per meeting fees but does not include business travel and expenses reimbursed to directors.

The following table sets out the compensation earned by each individual who served as a non-executive director during the year ended December 31, 2022 (amounts exclude VAT):

NON-EXECUTIVE DIRECTOR	BEGINNING OF SERVICE IN 2022 (IF APPLICABLE)	FIXED ANNUAL FEE	AGGREGATE PER MEETING FEES	OTHER (1)	TOTAL
		US$
Aviad Kaufman	July 1, 2022 (2)	22,710	19,560	—	42,270
Avisar Paz	—	45,420	36,320	9,075	90,815
Dafna Gruber	January 27, 2022	42,240	57,280	—	99,520
Gadi Lesin	—	45,420	51,340	1,350	98,110
Lior Reitblatt	—	45,420	58,330	11,900	115,650
Michal Silberberg	July 1, 2022	22,710	17,115	7,390	47,215
Dr. Miriam Haran	—	45,420	60,770	—	106,190
Ovadia Eli	—	34,040	28,545	6,020	68,605
Reem Aminoach	—	45,420	17,460	3,635	66,515
Sagi Kabla (3)	July 1, 2022 (2)	22,710	25,845	—	48,555
Tzipi Ozer-Armon	—	45,420	34,930	4,540	84,890

1.	Includes business travel and expenses reimbursed to directors as well as payments in accordance with the COVID-19 criteria that was adopted by the Board of Directors, as described above.
2.	Compensation effective as of July 1, 2022. For additional details see “NON-EXECUTIVE DIRECTORS” above and “BOARD OF DIRECTORS COMPOSITION” below.
3.	Per Mr. Kabla request his fees were transferred to Israel Corp., for additional detail see “NON-EXECUTIVE DIRECTORS” above.

EXECUTIVE CHAIRMAN OF THE BOARD’S COMPENSATION

Mr. Doppelt’s compensation terms as our Executive Chairman of the Board were approved by the Company’s HR & Compensation Committee and Board of Directors on January 31, 2022, and February 8, 2022, respectively, and by our shareholders at the Annual General Meeting held on March 30, 2022. Mr. Doppelt’s compensation terms are in effect for three years from July 1, 2022, concurrently with the date the Management Agreement was terminated. Commencing as of July 1, 2022, Mr. Doppelt has been employed by the Company, and his compensation terms are as follows:

COMPENSATION ITEM	EMPLOYMENT TERMS
Annual Cost	Annual fixed cost of employment of NIS 1,800,000 (approximately $537,000)
Short-Term Incentive	Mr. Doppelt may be entitled to an annual cash bonus, in accordance with the Executive Chairman’s short-term incentive (“STI”) formula set forth in the Company’s Compensation Policy. Mr. Doppelt’s target STI, which is also his maximum STI payout in any given year, is NIS 1,200,000 (approximately $341,000). For details regarding Mr. Doppelt’s STI formula as well as for the 2022 STI, see below “Short-Term Incentive – The Annual Bonus Component”
Termination Arrangement	In the event of termination of Mr. Doppelt’s term of office as Executive Chairman of the Board, he is entitled to a six-month adjustment period and six-month advance notice period, during both of which he will continue to be entitled to all of his compensation terms, including STI payouts and continued vesting of his existing long-term incentive (“LTI”) plans.
Long-Term Incentive
Pursuant to the decision of the Company’s HR & Compensation Committee on January 31, 2022, the Board of Directors on February 6, 2022, and our shareholders at the annual general meeting held on March 30, 2022, Mr. Yoav Doppelt was awarded a three-year LTI award, for the years 2022-2024, in the form of non-marketable options, exercisable into 1,055,100 Ordinary Shares, at an exercise price of $11.2 per share (or on a cashless basis based for a reduced number of shares pursuant to a customary “net exercise” formula), with a total value of NIS 9 million (approximately $2.8 million), or NIS 3 million (approximately $941,000) per vesting annum. For details regarding the Company's equity compensation plans, see Note 19 audited financial statements for the year ended December 31, 2022, filed with our 2022 Annual Report (the “Audited Financial Statements”).

EQUITY (LTI) GRANT TO THE EXECUTIVE CHAIRMAN OF THE BOARD

GRANT FOR YEAR	GRANT DATE	TYPE OF EQUITY (1)	DATES OF GOVERNANCE BODIES’ APPROVALS	GRANT VALUE (ILS)	AMOUNT OF OPTIONS	EXPIRATION DATE
2022-2024	March 30, 2022	Options	HR & Comp. Committee – 31.1.22 & 6.2.22 Board – 8.2.22 Shareholders (Annual GM) – 30.3.22	9 million (3 million per annum)	1,055,100	March 30, 2027
VESTING SCHEDULE
The options will vest in three equal tranches, upon each of the three anniversaries of the grant date. Options fully accelerate if Mr. Doppelt ceases to provide services within 12 months following a change of control (other than in the event of termination for cause).
1.	The Equity awards were granted pursuant to the Company’s Equity Compensation Plan (2014), as amended in June 2016.

Other than the agreement with Mr. Doppelt in his capacity as Executive Chairman of the Board, described above, and the acceleration of equity awards upon termination of director service under certain circumstances, we do not have any written agreements with any current director providing for benefits upon the termination of such directors’ relationship with us.

SENIOR MANAGEMENT COMPENSATION

OUR COMPENSATION PHILOSOPHY

The design and philosophy of our executive compensation program closely links financial performance and strategy execution resulting awards, supporting our efforts to attract, motivate and retain the brightest talent with skills across a diverse range of capabilities. An emphasis on long-term incentives (equity-based compensation) focuses our executives on long-term success and aligns compensation with shareholders’ interests. The compensation structure is designed to support the delivery of financial performance while demonstrating a commitment to operating safely, reliably and in a manner that is proactively consistent with our Environmental, Social and Governance (ESG) commitments.

Commencing in 2021, our HR & Compensation Committee and Board of Directors determined to include ESG performance targets as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges. Accordingly, for the years 2022 and 2023, our HR & Compensation Committee and Board of Directors set annual key performance indicators (“KPIs”) for our executive management, that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, greenhouse gas (“GHG”) emissions reduction targets, aimed to eventually achieve science based targets, as further detailed in “Item 4 – Information On The Company – B. Business Overview – Task Force on Climate-related Financial Disclosures (TCFD)” of the 2022 Annual Report), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more.

The aggregate compensation amount incurred by us with respect to all of the members of our senior management (Global Executive Committee – GEC) as of December 31, 2022, was approximately $16 million for the year 2022. This amount includes an annual provision for pension or other retirement benefits for our senior management of approximately $1 million.

The following table and accompanying notes describe the compensation incurred for the year 2022 with respect to the five highest earning senior officers of ICL for such period, as provided in the 2022 Annual Report.

DETAILS OF THE RECIPIENT			PAYMENTS FOR SERVICES
NAME	POSITION	SCOPE OF POSITION	BASE SALARY	COMPENSATION (1)	BONUS (STI) (2)	EQUITY BASED COMPENSATION (LTI)(3)	TOTAL
			US$ THOUSANDS
Raviv Zoller (4)	President & Chief Executive Officer	100%	756	1,094	995	2,691	4,780
Yoav Doppelt (5)	Executive Chairman of the Board	Invests significant portion of his time	226	780	171	1,503	2,454
Aviram Lahav (6)	Chief Financial Officer	100%	339	805	425	688	1,918
Elad Aharonson (7)	President, Growing Solutions Division	100%	412	577	367	809	1,753
Anat Tal-Ktalav (Deceased) (8)	Former President of Industrial Products Division	—	177	1,026	—	719	1,745

1.	The salary items (compensation) column set out in the above table includes all of the following components:
base salary, customary social benefits, customary social and related provisions, Company car and reimbursement of telephone expenses. The compensation is in accordance with the Company’s Compensation Policy.

2.	The annual bonuses (STI awards) to officer holders for 2022, including the top-five earners in 2022, were approved by our HR & Compensation Committee and Board of Directors on February 12, 2023, and February 14, 2023, respectively.

3.	The expense for share-based payment compensation is calculated according to IFRS and is recognized in the Company’s statement of income over the vesting period of each portion. The amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2022, with respect to equity-based compensation granted to the senior officer. For details regarding the Company’s equity compensation plans, see Note 19 to our Audited Financial Statements.

Five highest earning senior officers’ employment terms summary, according to their employment agreements:

#FN	SENIOR OFFICER	EMPLOYMENT TERMS
4	Raviv Zoller

▪ BASE SALARY:

- Annual base salary of NIS 2.4 million (approximately $716,000), indexed to the Israeli Consumer Price Index (CPI). Mr. Zoller’s annual base in 2022, was NIS 2.53 million (approximately $756,000).

- Monthly base salary of approximately NIS 211,250 (approximately $63,000), as of December 31, 2022;

▪ STI – ANNUAL BONUS: See below “Short-Term Incentive – The Annual Bonus Component”.

▪ LTI – EQUITY:

- In accordance with Mr. Zoller’s employment agreement, as signed on July 3, 2018, and amended in July 2019 (“Mr. Zoller’s Employment Agreement”), Mr. Zoller is entitled to an annual LTI (equity) grant of NIS 4.8 million (approximately $1.4 million), or any other amount per vesting annum, as determined and approved by the Company’s authorized governance bodies, including by the Company’s shareholders. For Mr. Zoller three-year LTI grant for the years 2019-2021, in the form of non-marketable options, with value of NIS 4.8 million (approximately $1.4 million) per vesting annum, see Note 19 to our Audited Financial Statements.

- On February 6, 2022, February 8, 2022, and March 30, 2022, our HR & Compensation Committee, Board of Directors and shareholders, respectively, approved a three-year LTI award to Mr. Raviv Zoller, for the years 2022-2024, in the form of non-marketable options, with value of NIS 5.5 million (approximately $1.7 million) per vesting annum. For details regarding Mr. Zoller’s LTI grant for 2022-2024, see Note 19 to our Audited Financial Statements;

▪ TERMINATION ARRANGEMENTS:

- 12-months advance notice period in case of termination by the Company (not for cause) or 6-months advance notice in case of resignation;

- Additional severance equal to the last base salary multiplied by the number of years that Mr. Zoller served as ICL’s President & CEO.

▪ In accordance with Mr. Zoller’s Employment Agreement, all compensation items per Mr. Zoller’s Employment Agreement, are indexed to the Israeli Consumer Price Index (CPI).

All other cash and non-cash benefits payable to our senior executives pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, Company car, gross up, etc., as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

5	Yoav Doppelt

▪ For details regarding Mr. Doppelt’s compensation terms as our Executive Chairman of the Board, see above ‘Executive Chairman of the Board’s Compensation’, as well as the Short-Term Incentive (Annual Bonus) Component section below.

6	Aviram Lahav

▪ MONTHLY BASE SALARY: NIS 100,000 (approximately $30,000). Mr. Lahav’s base salary may be updated twice a year according to the rise in the CPI in the months that passed since the previous update.

▪ 2022 STI: See below “Short-Term Incentive Annual Bonus Component”.

▪ On February 14 and 16, 2023, our HR and Compensation Committee and Board of Directors, respectively, approved a change to Mr. Lahav’s compensation mix, such that as of March 2023,
Mr. Lahav’s monthly base salary will increase to NIS 120,000 (approximately $36,000) while his target STI will be reduced from 100% to 75% of his annual base salary.

▪ LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Lahav’s LTI in our Audited Financial Statements.

▪ TERMINATION ARRANGEMENTS: advance notice period of 6-months.

All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

	SENIOR OFFICER	EMPLOYMENT TERMS
7	Elad Aharonson

▪ MONTHLY BASE SALARY: NIS 115,000 (approximately $34,000). Mr. Aharonson’s base salary may be updated twice a year according to the rise in the CPI in the months that passed since the previous update.

▪ 2022 STI: See below “Short-Term Incentive Annual Bonus Component”.

▪ LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mr. Aharonson’s LTI in our Audited Financial Statements.

▪ TERMINATION ARRANGEMENTS:

- Advance notice period of 6 months.

- 6 months adjustment period if employment is involuntary terminated during the first two years of his employment.

All other benefits customary in the Company, such as regular provisions for pension and severance, disability fund, Company car, as well as the exemption, insurance and indemnification arrangements applying to the Company’s office holders.

8	Anat Tal-Ktalav (Deceased)

▪ Mrs. Tal-Ktalav was killed in a tragic car accident on July 28, 2022 (“End of Employment Date”). The below compensation terms include the final account for the end of employment, as approved by our Company’s HR & Compensation Committee and Board of Directors on September 14, 2022, in accordance with the Company’s Compensation Policy.

▪ The base salary column represents the aggregate base salary paid to Mrs. Tal-Ktalav in 2022 until the End of Employment Date.

▪ The Compensation column includes, in addition to the aggregate base salary:

- ICL collective life insurance payment of approximately NIS 760,000 (approximately $221,000).

- Severance completion payment of NIS 630,000 (approximately $185,000).

- 12-monthly salaries termination grant in the aggregate amount of NIS 1.02 million (approximately $295,000).

- Annual bonus for 2022 (representing the target bonus only) in the amount of NIS 1.02 million (approximately $295,000).

▪ LTI: The equity-based compensation amount in the above table reflects the expense that was recognized for Mrs. Tal-Ktalav’s LTI in our Audited Financial Statements, including acceleration of vesting of the first portion (1/3) of the 2022 LTI triennial grant, as well as extension of the exercise period of all outstanding options until the end of their respective expiration dates.

▪ Legal support to the family in the amount of NIS 25,000 (approximately $7,250).

SHORT TERM INCENTIVE – THE ANNUAL BONUS COMPONENT

Our Annual Short Term Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each Executive Officer’s annual incentive opportunity is determined by performance in certain components, with an emphasis on key operating and financial metrics, including ESG targets.

The Annual Incentive Plan for 2022 continues to include strategic metrics at both ICL and operating segment levels to measure and reward initiatives critical to the longer-term success of the organization. The incentive targets continue to be set as a percentage of salary for most executives, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

Commencing in 2021, our HR & Compensation Committee and Board of Directors resolved to include ESG performance targets as part of the annual short term incentive plan of all executive officers, to reflect our commitment to create impactful solutions for humanity’s greatest sustainability challenges. Accordingly, for the years 2022 and 2023, our HR & Compensation Committee and Board of Directors set annual KPI’s for our executive management that incorporate improvement of specific ESG targets, including: health & safety performance (IR improvement targets), environmental performance (water savings, waste reduction, GHG emissions reduction targets, aimed to eventually achieve science-based targets, as further detailed in “Item 4 – Information On The Company – B. Business Overview – Task Force on Climate-related Financial Disclosures (TCFD)” of the 2022 Annual Report), suppliers sustainability performance (related to TfS/Ecovadis assessments), climate-change and climate related disclosures and rankings, diversity and gender equality improvement targets, energy efficiency, green products, product carbon footprints calculations, and more. On February 12, 2023, and February 14, 2023, our HR & Compensation Committee and Board of Directors, respectively, approved the annual short-term incentive awards to our office holders for 2022, including the top-five earners in 2022 among ICL’s senior officers, in accordance with the Company’s Compensation Policy, and according to the criteria set forth above.

The Company’s Compensation Policy includes a formula for the calculation of the annual bonus for our CEO and Executive Chairman of the Board, as detailed below. With respect to our other Executive Officers, the Company’s Compensation Policy provides that the annual bonuses may be calculated by measurable financial metrics and/or measurable non-financial metrics, as pre-determined by our HR & Compensation Committee and Board of Directors, and/or a qualitative evaluation.

THE CEO’s STI FORMULA, AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY

▪	The target STI (“STI Target”) for the CEO represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The Target STI for the CEO shall not exceed 120% of the CEO’ annual base salary.

▪	80% of the CEO’s STI Target will be measured against the performance level of annual measurable financial and measurable non-financial goals determined by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, as detailed in the Compensation Policy, and including ESG targets, as detailed above.

▪	Out of the 80% STI Target, at least 60% of STI Target will be measured against financial goals that will be included in the annual budget. The other 20% (or less) of STI Target will be measured against other measurable non-financial goals. The achievement level of each goal, whether measurable financial goals or measurable non-financial goals, will be measured independently of other goals, according to the rating scale set forth in the Compensation Policy, and then translated to payout factors.

▪	STI Threshold: If either ICL adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

▪	The remaining 20% of the CEO’s STI Target will be measured based on a qualitative evaluation by the HR & Compensation Committee and Board of Directors after receiving a recommendation of the Executive Chairman of the Board. The maximum payout for this component cannot exceed the higher of three base monthly salaries or 25% of total actual STI payout.

▪	The maximum STI payout for the CEO pursuant to the Compensation Policy cannot exceed, for any given year, the lower of 130% of the CEO’s STI Target for such year or $1.5 million.

▪	Mr. Zoller’s STI target as per Mr. Zoller’s Employment Agreement is NIS 2.5 million (approximately $710,000). The maximum STI payout according to Mr. Zoller’s Employment Agreement is NIS 3.75 million (approximately
$1.07 million).

▪	In accordance with Mr. Zoller’s Employment Agreement, all compensation items per Mr. Zoller’s Employment Agreement, are indexed to the Israeli CPI.

For details regarding Mr. Zoller’s STI payout in 2022, see the five-highest earners STI payout in 2022 section below.

CHAIRMAN OF THE BOARD (CoB) STI FORMULA,
AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY

▪	The STI Target for the CoB represents the conceptual payout amount for 100% performance level (i.e., achieving weighted 100% of all targets) in a given year. The STI Target for the CoB shall not exceed 120% of the CoB annual base salary.

▪	30% of the CoB’s STI Target will be measured against the performance level of ICL EBITDA; 30% against the performance level of ICL Operating Income; 20% against the performance level of ICL Net Income, and 20% against the performance level of ICL’s Revenues. These goals will be taken from ICL’s budget for the relevant fiscal year, and each will be measured as adjusted according to the rating scale set forth in the Compensation Policy.

▪	Mr. Doppelt’s Target STI, which is also his maximum STI payout in any given year, is NIS 1,200,000 (approximately $341,000).

▪	The maximum STI payout for the CoB shall not exceed, for any given fiscal year, the lower of 150% of the CoB Target STI and $1,000,000.

▪	STI Threshold: If either ICL’s adjusted operating income and/or adjusted net income actual performance will not meet the threshold performance level (60% of budget), there will be no payout for the 80% of STI that is measured against measurable financial and measurable non-financial goals.

▪	For details regarding Mr. Doppelt’s STI payout in 2022, see the five-highest earners STI payout in 2022 section below.

EXECUTIVE OFFICERS STI REQUIREMENTS,
AS SET FORTH IN THE COMPANY’S COMPENSATION POLICY

The maximum STI payout for an Executive Officers, other than the CEO and Executive Chairman, shall not exceed, for any given fiscal year, the lower of 225% of the Executive Officer’s STI Target for such year and $1,000,000.

For details regarding the highest earners Executive Officers STI payout in 2022, see below.

FIVE-HIGHEST EARNERS STI PAYOUT IN 2022 ($US THOUSANDS) *

EXECUTIVE OFFICE	ANNUAL BASE	STI TARGET %	STI TARGET	OVERALL SCORE OF % TARGET (1)	2022 STI PAYOUT
Raviv Zoller	755	NA (2)	765	130%	995 (3)
Yoav Doppelt	450	—	340	— (4)	170 (5)
Aviram Lahav	400	100%	340	124.5%	425
Elad Aharonson	400	75%	295	124.8%	370
Anat Tal-Ktalav (Deceased)(6)	—	—	—	—	—

* Figures are translated to $US currency and rounded to the nearest million, which may cause immaterial calculation differences.

1.	For all executive officers, other than Mr. Zoller (see footnote #2 below) and Mr. Doppelt who has a different formula as set forth above, this column represents the weighted % score of the measurable financial and non-financial goals (including ESG targets) and qualitative evaluation.

2.	Mr. Zoller’s STI Target was determined in Mr. Zoller’s Employment Agreement as a nominal number only (linked to the CPI).

3.	Mr. Zoller’s potential 2022 STI payout was higher than NIS 3.5 million (approximately $995,000), but was capped at 130% of the target bonus, as per the requirements of our Compensation Policy.

4.	Mr. Doppelt’s target STI is also his maximum STI payout in any given year, is NIS 1,200,000 (approximately $341,000).

5.	Mr. Doppelt’s actual 2022 STI payout is prorated (50%), according to the date his updated compensation terms commenced, i.e. as of July 1, 2022.

6.	For details regarding Mrs. Tal-Ktalav’s final account calculations following her end of employment, see the five highest earning senior officers’ employment terms summary above.

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture.

We believe that this plays an important role in our long-term success. See ICL’s 2021 ESG virtual report at www.icl-group-sustainability.com for more information about our governance policies, including our Corporate Governance Framework, Code of Conduct and additional principal governance policies.

SECTION THREE
– BOARD OF DIRECTORS

BOARD OF DIRECTORS COMPOSITION

NAME	AGE	GENDER		DIRECTOR QUALIFICATION		FINANCIAL EXPERTISE		MEMBERSHIP IN BOARD COMMITTEES	OTHER BOARDS
			COMMENCEMENT DATE AS DIRECTOR	UNDER THE ISRAELI COMPANIES LAW	UNDER THE NYSE RULES	UNDER THE ISRAELI COMPANIES LAW	UNDER THE SEC RULES
Yoav Doppelt (Executive Chairman of the Board)	54	M	December 2018 and as CoB since July 2019	(1)		—	—		AKVA Group ASA
Aviad Kaufman	52	M	March 2014	(1)		Financial Expert	—	Financing Committee (member)	Kenon, Israel Corp., OPC, MARAVAL II, Linav Shipping, Linav Holdings
Avisar Paz	66	M	April 2001	(1)		Financial Expert	—	Financing Committee (member)
Dafna Gruber (2)	57	F	January 2022	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (Chair) Compensation Committee (member) Financing Committee (member)	Nova, Cellbrite
Gadi Lesin	55	M	March 2021	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Climate, Sustainability & Community Relations Committee (member)	Orian, Electra
Lior Reitblatt	65	M	November 2017	Independent Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (member)	Amorphical Ltd.
Michal Silverberg	46	F	July 2022	(3)	Independent Director	Financial Expert	—	—	Novartis, Twenty Eight Seven, GentiBio, ImmPact Bio, Forebio, Capson
Dr. Miriam Haran(2)	73	F	July 2021	External Director	Independent Director	Financial Expert	Audit Committee Financial Expert	Audit & Accounting Committee (member) Compensation Committee (Chair) Climate, Sustainability & Community Relations Committee (Cahir)	M.A.I – Recycling electronic waste, YAIL - The Center for Resource Efficiency
Reem Aminoach	61	M	March 2017	(3)	Independent Director	Financial Expert	—	Climate, Sustainability & Community Committee (member)
Sagi Kabla	46	M	February 2016	(1)		Financial Expert	—	Financing Committee (Chair) Climate, Sustainability & Community Relations Committee (member)
Tzipi Ozer Armon	57	F	January 2020	Independent Director	Independent Director	Financial Expert	—	—	Check Point, Strauss, Similarweb

1.	Messrs. Yoav Doppelt, Aviad Kaufman, Sagi Kabla, Avisar Paz and Ovadia Eli are not considered independent directors under the above rules by virtue of the positions they hold, or previously held, with our controlling shareholder or in the Company.

2.	The External Directors are elected, in accordance with Israeli law, for periods of three consecutive years, unlike all other directors who are elected annually by law. The rationale behind this requirement is based on the principle of preserving the independence of the external directors, without the concern their tenure will be terminated throughout the 3-year term.

3.	Mr. Reem Aminoach and Ms. Michal Silverberg meet all qualifications under the Companies Law for Independent Director but were not formally classified as ones.

KEY INFORMATION ABOUT OUR BOARD

According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors. Our Board of Directors is currently comprised of twelve directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

At the Meeting, all of our currently serving directors who are not external directors, other than Mr. Ovadia Eli who will be retiring, are standing for election, namely Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, and Michal Silverberg, each to hold office until the close of the next Annual General Meeting of Shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal. Our external directors, Dr. Miriam Haran and Ms. Dafna Gruber will continue to serve in accordance with their respective three-years term until July 14, 2024, and January 27, 2025, respectively. Following the Meeting, our Board of Directors will be comprised of eleven directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law.

BOARD OF DIRECTORS SKILLS MATRIX

The Company’s Board of Directors has adopted an outline for institutionalizing and improving the structure and composition of the Board of Directors, reflecting, among other things, the Company’s ambition to maintain a diverse composition of its board of directors, which represents diverse backgrounds, expanding skillsets and experience, and encompasses a wide range of special expertise, such as high-level managerial experience in a complex organization; strong global experience; skills and experience in dealing with complex issues; experience with strategy setting; experience in managing global businesses, working with emerging markets and business development experience in high-volume businesses; experience in corporate governance, sustainability and environmental expertise, risk management and regulation, and gender diversity.

The abovementioned outline also includes guiding principles for the appointment of external directors in the Company. In addition, the Company strives to have a board of directors comprised of directors with the following characteristics: industry experts; corporate governance expertise; environmental, biodiversity and climate expertise; logistics and operational expertise and safety expertise. Accordingly, the Company strives to integrate within its board, directors with expertise in such areas, whether with new appointments or upon replacement of a director’s vacant position.

BOARD OF DIRECTORS BIOGRAPHY

Yoav Doppelt	Age: 54 Director Since: December 2018 Chairman Since: July 2019

▪	Chief Executive Officer of Israel Corp.
▪	Previously Chief Executive Officer of Kenon Holdings Ltd.
▪	Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017
▪	Founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors
▪	Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech Ltd.) since 2001
▪	Currently serves as a director of AKVA Group ASA
▪	Previously served as Chairman of OPC Energy Ltd. and as a director of Zim Integrated Shipping Services Ltd. and Melisron Ltd.
▪	BA degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University

Aviad Kaufman	Age: 52 Director Since: March 2014

▪	Chief Executive Officer of One Globe Business Advisory Ltd.
▪	Chairman of Israel Corp.
▪	Board member of Kenon Holdings Ltd., OPC Energy Ltd. and other private companies, each of which may be associated with Mr. Idan Ofer
▪	Chief Executive Officer of Quantum Pacific (UK) LLP from 2017 until July 2021
▪	Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited) from 2008 until 2017
▪	Different senior corporate finance roles at Amdocs Ltd from 2002 until 2007
▪	Previously held various consultancy positions with KPMG
▪	Certified public accountant, holds a BA degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a MBA degree in Finance from Tel Aviv University

Avisar Paz	Age: 66 Director Since: April 2001

▪	Chairman of the Board of Directors of OPC Energy Ltd. until January 3, 2021
▪	Chief Executive Officer of Israel Corp. until 2019
▪	Previously Chief Financial Officer of Israel Corp.
▪	Certified public accountant in Israel and holds a BA degree in Economics and Accounting from Tel-Aviv University

Dafna Gruber	Age: 57 Director Since: January 2022
Independent: external director under the Companies Law and independent under the NYSE rules

▪	Chief Financial Officer of Netafim Ltd., a precision irrigation solutions company
▪	Chief Financial Officer of Clal Industries Ltd. from 2015 to 2017
▪	Chief Financial Officer of Nice Systems Ltd. from 2007 to 2015
▪	Chief Financial Officer of Alvarion Ltd. from 1999 to 2007
▪	External director or independent director of several public companies, including Nova Measuring Instruments Ltd. and Cellbrite Ltd.
▪	Certified public accountant and holds a BA degree in Accounting and Economics from Tel Aviv University.

Gadi Lesin	Age: 55 Director Since: March 2021
Independent: independent under the Companies Law and the NYSE rules

▪	President and Chief Executive Officer of Strauss Group Ltd., an international food and beverage company and the largest food company in Israel, from 2009 to 2018
▪	Director in ORIAN SH.M. Ltd. and as an external director in Electra Consumer Products Ltd.
▪	BA degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University

Lior Reitblatt	Age: 65 Director Since: November 2017
Independent: independent under the Companies Law and the NYSE rules

▪	Previously served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd.
▪	Previously served, among other positions, as Chairman of the Board of Life-Style Ltd. and member of the board of directors of Office Depot Israel Ltd.
▪	Certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley

Michal Silverberg	Age: 46 Director Since: July 2022
Independent: independent under NYSE rules and meets all qualifications under the Companies Law for Independent Director but was not formally classified as one

▪	Managing Director at the Novartis Venture Fund since 2017
▪	Senior Partner at Takeda Ventures from 2014 until 2017
▪	Roles of increasing responsibility, including as Senior Director Business Development and New Product Commercialization, serving as a member of the BioPharm leadership team of Novo Nordisk from 2007 until 2014
▪	From 1998 until 2014 held positions in various sectors of the life science industry, including in the Office of the Chief Scientist of Israel (the incubator program), venture capital (Ofer Brothers Hi Tech investing group) and global pharmaceutical and biotech companies, including various positions at MGVS Ltd., an Israeli biotech company, and at OSI Pharmaceuticals, Inc. in a business development role.
▪	Director in several private companies
▪	B.A. degree in economics and business management from Haifa University, Israel, an M.B.A. degree from Tel-Aviv University, Israel, and a MA degree in Biotechnology from Columbia University, New York.

Dr. Miriam Haran	Age: 73 Director Since: July 2021
Independent: external director under the Companies Law and independent under the NYSE rules

▪	Involved in environmental management and safety issues for over forty years in various key positions
▪	Chair of Israel Resource Efficiency Center – a knowledge and consulting center for reducing the environmental impact of industry by streamlining raw materials, energy and water.
▪	Chair of the Weitz Center for Sustainable Development
▪	Board member of M.A.I – a major Israeli recycling company of electrical and electronic waste
▪	Chair of the Public Safety Committee in the Prime Minister’s Office
▪	Previously served as Director General, Deputy Director General and Chief Scientist of Israel’s Ministry of Environmental Protection
▪	Previously served as the Head of Ono Academic College’s MBA Program in Environmental Management
▪	Previously served in numerous scientific, corporate, and public organizations. Was Chair of the Israel Consumer Council, Environmental Consultant, Board Member of The Environmental Services Company Ltd. (ESC), Board Member of BGN Technologies Ltd., and Member of the General Assembly of the Jerusalem Institute for Israel Studies.
▪	Was Senior Researcher at A.Y. Laboratories, Researcher at Unikoor Biotechnology, Researcher and Senior Lecturer at the Hebrew University of Jerusalem, and Researcher at Rutgers University in Newark, New Jersey.
▪	Served as an external director of ICL between 2012-2018
▪	B.Sc. degree in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University

Reem Aminoach	Age: 61 Director Since: March 2017
Independent: independent under NYSE rules and meets all qualifications under the Companies Law for Independent Director but was not formally classified as one

▪	Until recently a director of Israel Aerospace Industries Ltd. and as the founding partner of the accounting firm Shtainmetz Aminoach & Co
▪	In his military service, Mr. Aminoach, a brigadier general, served as a member of the General Staff Forum of the Israel Defense Forces (IDF), Head of Budgets at the Ministry of Defense, Financial Advisor to the IDF Chief of Staff and Head of the IDF Budget Division
▪	Previously served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corp. group.
▪	Previously served as a member of the Board of Governors of Hadassah Medical Center
▪	Certified public accountant, holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean’s honor list) and MBA degree in Business Administration, Tel-Aviv University.

Sagi Kabla	Age: 46 Director Since: February 2016

▪	Chief Financial Officer of Israel Corp. since December 2015.
▪	Previously served as director of Oil Refineries Ltd and as Senior Executive of Business Development, Strategy and IR at Israel Corp.
▪	Prior to joining Israel Corp., held various management roles at KPMG Corporate Finance and M&A
▪	Certified public accountant, B.A. degree in Economics and Accounting from Bar-Ilan University and MBA degree in Finance from COMAS from Bar-Ilan University

Tzipi Ozer Armon	Age: 57 Director Since: January 2020
Independent: independent under the Companies Law and the NYSE rules

▪	Chief Executive Officer of Lumenis Ltd.
▪	Before joining Lumenis, headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Ltd.
▪	Previously served as VP & General Manager at MSystems Ltd.
▪	Director at the Strauss Group Ltd., SimilarWeb Ltd. and Check Point and previously served as a director at IACC
▪	BA degree, magna cum laude, in Economics, and an MBA degree in Finance and Marketing from Tel-Aviv University, and is a graduate of the Advanced Management Program of Harvard Business School.

EXTERNAL DIRECTORS

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. The definition of an “external director” or “independent director” under the Companies Law and the definition of an “independent director” under the New York Stock Exchange (“NYSE”) rules are very similar, and thus, we would generally expect a director who qualifies as one to also qualify as the other. However, since the definitions provided in Israeli law and the U.S. law are not identical, it is possible for a director to qualify as one but not necessarily as the other.

An external director is required to have either financial and accounting expertise or professional qualifications, as defined in the relevant regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. Our external directors, Ms. Dafna Gruber and Dr. Miriam Haran, have financial and accounting expertise as defined in the Regulations. An external director is entitled to reimbursement of expenses and compensation as provided in the Compensation Regulations promulgated under the Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term of office and for two years thereafter.

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast, provided that either of the following conditions is met: (i) such majority includes a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions, or (ii) the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election opposing the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) did not exceed 2% of our aggregate voting rights. Generally, external directors may serve for up to three terms of three years each, and as a company whose shares are traded on the NYSE, our Audit and Accounting Committee and Board of Directors may nominate external directors for additional three-year terms under certain circumstances for election by the shareholders by the same majority required for election of an external director as described above. Even if an external director is not nominated by our Board of Directors for reelection for a second or third term, an external director may be nominated for reelection for up to two additional three year terms, by (a) one or more shareholders holding at least 1% of our voting rights (provided the external director is not an “affiliated or competing shareholder”, or a relative of such a shareholder, at the time of the appointment, and is not “affiliated” with such a shareholder at the time of the appointment or within the two years preceding the date of appointment, as such terms are defined in the Companies Law), And in such circumstances, the reelection of the external director requires the approval of our shareholders by a majority of the votes cast by noncontrolling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder and excluding abstentions) and the votes cast by such shareholders approving the reelection must exceed 2% of our aggregate voting rights; and (b) the external director him or herself, in which case the election by the shareholders is by the same majority required for the initial election of an external director, as described above. The term of office of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director breaches his duty of trust to us.

Under the Companies Law, each committee of the Board of Directors that exercises power of the Board of Directors must include at least one external director and all external directors must be members of the Company’s Audit Committee and Compensation Committee.

As of the date of this proxy statement, we have two external directors: Dr. Miriam Haran, whose first three-year term commenced on July 14, 2021, and Ms. Dafna Gruber, whose first three-year term commenced on January 27, 2022.

BOARD EFFECTIVENESS REVIEW

During 2020 and 2021, our board of directors underwent an external assessment of the effectiveness of the board of directors, which was conducted by one of the big four global accounting firms, following which the external consultants presented its analysis and observations and related recommendations and opportunities to assist the board in achieving increased board effectiveness. The process included (among other things) a review of the background materials for board meetings and minutes of board meetings, interviews with the chairman of the board, all other company directors and certain company officers, and a survey regarding board practices that was designed in collaboration with us and completed on an anonymous basis by the board members. The board effectiveness assessment was conducted by the external consultant in accordance with a global methodology, and in relation to best practices and international corporate governance standards. The consultants assessed the board’s governance maturity based on a board maturity model and determined that the board’s governance is at a high level of maturity. The board of directors analyzed the findings of the assessment and the recommendations and opportunities for improvement, and created, with the assistance of the external consultants and in collaboration with the Company and its corporate secretary, a plan for the implementation of the recommendations, most of which have been implemented or are in progress.

Following the external process for evaluating the effectiveness of our board of directors, as described above, the board has adopted the survey for future self-assessments of the effectiveness of the board of directors and for year on year comparisons. In February 2022 the board of directors conducted a periodic review and the conclusions of the periodic self-assessment of the effectiveness of the board and the conclusions of the self-assessment were presented to the board of directors on June 29, 2022, and have been subsequently implemented.

NEW DIRECTOR ON-BOARDING & DIRECTORS’ TRAININGS

The Company has a tailored and robust onboarding program for new directors, aimed to familiarize the new directors with key topics, such as the board’s structure, governance and responsibilities, the Company’s organizational structure, the Company’s strategic objectives and key performance indicators (KPIs), the Company’s business environment and market overview, financial reporting and legal proceedings. The program is formalized and tailored to take into account the unique backgrounds, experiences and expected committee responsibilities of each new director. The program includes an educational overview of the Company’s public disclosures, including website, regulatory filings, governance documents. investor presentations and annual and long-term budget materials. In addition, we schedule meetings for the new directors with other directors, key executives and business leaders to gain business insights about the Company, and the culture of the board and how it operates. Additional onboarding activities (such as site visits) are calendared throughout the year to foster an ongoing onboarding program.

The board operates according to annual and long-term plans, that include, among other things, trainings on various issues (such as climate change, sustainability, governance, compliance, HR and people trends, etc.), in addition to educational sessions on the business environment, our products, competition view, compliance, and other topics.

BOARD COMMITTEES

Our Board of Directors has established the following committees, which operate in accordance with written charters or procedures that set forth, among other things, such committee’s structure, manner of operations, qualification and membership requirements, responsibilities and authorities.

COMMITTEE NAME	MAIN RESPONSIBILITIES	COMMITTEE MEMBERS
AUDIT & ACCOUNTING (1) Statutory committee

▪ Identifying & addressing flaws in the business management of the Company

▪ Review and approve interested party transactions; determine criteria for classification and approval of interested party transactions

▪ Establishing whistleblower procedures

▪ Overseeing the Company’s internal audit system and the performance of its internal auditor

▪ Appointment, compensation, oversight and scope of work assessment of the Company’s independent accounting firm auditors

▪ Monitoring ICL’s financial statements and the effectiveness of its internal controls

▪ Ensure the Company’s compliance with legal and regulatory requirements and adherence to corporate governance best practices

▪ Overseeing ICL’s risk management, including monitoring the activities to manage & mitigate the identified risks

Dafna Gruber (Chair) Dr. Miriam Haran Lior Reitblatt Gadi Lesin
HUMAN RESOURCES & COMPENSATION (2) Statutory committee

▪ Recommending to the Board of Directors a policy governing the compensation of officers and directors based on specific criteria

▪ Recommending to the Board of Directors, from time to time, updates to such compensation policy

▪ Reviewing the implementation of such compensation policy

▪ Deciding whether to approve transactions with respect to terms of office and employment of officers & directors (which require approval by the compensation committee under the Companies Law)

▪ Approving, under certain circumstances, an exemption from shareholder approval of the terms of a candidate for chief executive officer (who meets certain non-affiliation criteria, in accordance with the provisions of the Companies Law)

▪ Overseeing the Company’s bonus and equity plans

▪ Overseeing evaluation of top management and employees

▪ Overseeing succession planning

Dr. Miriam Haran (Chair) Dafna Gruber Lior Reitblatt
CLIMATE, SUSTAINABILITY & COMMUNITY RELATIONS (3) Not statutory committee, advisory only

▪ Overseeing ICL’s climate, sustainability, safety, environment and water management related risks an opportunities, targets, policies and programs

▪ Overseeing ICL’s community outreach programs, public relations & advocacy

▪ Overseeing diversity and inclusion aspects in the Company

Dr. Miriam Haran (Chair, Environmental Expert) Reem Aminoach Sagi Kabla Gadi Lesin Ovadia Eli
FINANCING COMMITTEE (4) Not statutory committee, advisory only	Overseeing ICL’s financing and equity management and operations, including loans, equity offerings, hedging, debt and other financing vehicles	Sagi Kabla (Chair) Aviad Kaufman Avisar Paz Dafna Gruber
1.	AUDIT AND ACCOUNTING COMMITTEE

Under the Companies Law, the Audit Committee must consist of at least three directors who meet certain independence criteria and must include all of the Company’s external directors. The Chairman of the Audit Committee is required to be an external director.

In addition to meeting the requirements of Israeli law, our Audit and Accounting Committee also complies with the requirements applicable to the U.S. companies that are listed on the NYSE and with SEC rules. All members of our Audit and Accounting Committee are also independent directors as such term is defined in SEC rules and the NYSE listing requirements. Our Board of Directors has determined that all the members of the Audit and Accounting Committee are financially literate as provided in the NYSE rules.

2.	HUMAN RESOURCES AND COMPENSATION COMMITTEE

Under the Companies Law, the Compensation Committee must consist of at least three directors who meet certain independence criteria and include all of the Company’s external directors, who are required to constitute a majority of its members. The Chairman of the Compensation Committee must be an external director. The members of the Compensation Committee are remunerated for their service in accordance with the Compensation Regulations governing the compensation of external directors.

All members of our HR and Compensation Committee are also independent directors as such term is defined in the NYSE listing requirements and SEC rules.

3.	CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE

Our Climate, Sustainability and Community Relations Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

4.	FINANCING COMMITTEE

Our Financing Committee is not a statutory committee and is not authorized to exercise any power of our Board of Directors and has advisory authority only.

BOARD AND COMMITTEES’ MEETINGS ATTENDANCE IN 2022

BOARD MEMBER	BOARD MEETING	AUDIT & ACCOUNTING COMMITTEE	HR & COMPENSATION COMMITTEE	CLIMATE, SUSTAINABILITY AND COMMUNITY RELATIONS COMMITTEE	FINANCING COMMITTEE
Yoav Doppelt	18/18
Aviad Kaufman	18/18				2/2
Avisar Paz	13/18				2/2
Dafna Gruber	18/18	9/9	6/6		1/1 (1)
Gadi Lesin	16/18	9/9		3/3
Lior Reitblatt	18/18	9/9	6/6
Michal Silverberg	7/10 (2)
Miriam Haran	18/18	9/9	6/6	3/3
Ovadia Eli (3)	17/18			3/3
Reem Aminoach	10/18			1/3
Sagi Kabla	18/18			3/3	2/2
Tzipi Ozer Armon	18/18

1.	Dafna Gruber is a member of the Financing Committee as of May 25, 2022

2.	Michal Silverberg tenure as a director started on July 1, 2022

3.	Mr. Eli will be retiring following this Annual General Meeting and will not be standing for reelection in the Meeting

SECTION FOUR
– BUSINESS OF THE MEETING

MATTERS TO BE VOTED ON

You will be asked to vote on the following items of business:

1.	Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin and Michal Silverberg to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; and

2.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company;

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2022, as previously made available to our shareholders as part of our 2022 Annual Report, which may be accessed via the SEC’s website at www.sec.gov and the ISA’s website at http://www.magna.isa.gov.il (reference number 2023-02-022020), as well as via the “Investor” section of our Company’s website, www.icl-group.com.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

ELECTION OF DIRECTORS

There are nine directors standing for election to the board of directors for a one-year term ending at the next annual meeting. Shareholders can vote for, or withhold their vote from, each individual nominee.

See “Section Three – Board of Directors in 2022” for information about out nominees

Each of the director nominees has confirmed that he or she complies with all requirements of a director under the Companies Law, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Our Board of Directors unanimously recommends a vote FOR the election of each of the director nominee listed in this proxy statement.

RE-APPOINTMENT OF AUDITOR

Pursuant to the approval and recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, of KPMG International (“KPMG”), independent certified public accountants in Israel, as our independent auditor until the next annual general meeting of shareholders.

The re-appointment of KPMG as our external auditor was approved by over 99% of votes cast at the Company’s 2022 annual meeting of shareholders

Our Board of Directors unanimously recommends a vote FOR the re-appointment of Somekh Chaikin, a Member Firm of KPMG International, as the independent auditors of the Company until the Company’s next annual general meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services. All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee. All services performed by our auditor in 2022 complied with the Pre-approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

The following table sets out the following fees for professional services billed by KPMG:

CATEGORY	2022	2021
	US$ THOUSANDS
Audit Fees(1)	4,468	4,645
Audit-Related Fees(2)	377	148
Tax Fees(3)	822	1,303
Total	5,667	6,096

1.	Audit fees are the aggregate fees billed or expected to be billed for the audit of our annual financial statements. This category also includes services that are generally provided by the independent accountant, such as consents and review of documents filed with the SEC.
2.	Audit-related fees are the aggregate fees billed for assurance and related services rendered during the years ended December 31, 2022 and 2021, that are reasonably related to the performance of the audit and are not reported under audit fees.
3.	Tax fees are the aggregate fees billed for professional services rendered during the years ended December 31, 2022 and 2021, rendered for tax compliance, tax advice, and tax planning, assistance with tax audits and appeals.

FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022, will be presented. Our audited financial statements for the year ended December 31, 2022, are included in the 2022 20-F. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2022 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary. For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than April 3, 2023. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than April 10, 2023, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: Corporate Secretary, no later than April 30, 2023. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Aya Landman, Adv.

VP, Chief Compliance Officer & Corporate Secretary

March 27, 2023

Appendix - Full Year 2022 Reconciliation tables

Calculation of adjusted EBITDA and free cash flow

Calculation of adjusted EBITDA US$M	FY’22	FY’21
Net income	$2,219	$832
Financing expenses, net	$113	$122
Taxes on income	$1,185	$260
Less: Share in earnings of equity-accounted investees	($1)	($4)
Operating income	$3,516	$1,210
Depreciation and amortization	$498	$493
Adjustments (1)	($7)	($16)
Adjusted EBITDA	$4,007	$1,687

Calculation of free cash flow US$M	FY’22	FY’21
Cash flow from operations	$2,025	$1,065
Additions to PP&E, intangible assets, and dividends from equity-accounted investees (2)	($747)	($611)
Free cash flow	$1,315	$465

(1)
Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses as well as impairment and disposal of assets, provision for closure and restoration costs.

(2)	Also includes proceeds from sale of property, plants and equipment (PP&E).

Calculation of adj. net income, attributable, adj. diluted EPS and net debt to adj. EBITDA

Calculation of adjusted net income attributable US$M	FY’22	FY’21
Net income, attributable	$2,159	$783
Adjustments (1)	($7)	($16)
Total tax adjustments	$198	$57
Adjusted net income, attributable	$2,350	$824

Calculation of adjusted diluted earnings per share US$M, ex. per share data	FY’22	FY’21
Adjusted net income, attributable	$2,350	$824
Weighted-average number of diluted ordinary shares outstanding in Ms	1,290	1,287
Adjusted diluted earnings per share (2)	$1.82	$0.64

Note: Numbers may not add, due to rounding and set-offs.
(1)
Divestment related items and transaction costs from acquisitions, legal proceedings, dispute and other settlement expenses as well as impairment and disposal of assets, provision for closure and restoration costs.

(2)	Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinary shares outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: March 27, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy card